UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 3, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk achieves primary objectives of ONWARDS 1 and 6 trials with once-weekly insulin icodec demonstrating superior reduction in HbA1c vs insulin glargine U100 in ONWARDS 1

Bagsværd, Denmark, 3 June 2022 – Novo Nordisk today announced headline results from the main phases of ONWARDS 1 (52 weeks) and ONWARDS 6 (26 weeks) phase 3a trials with once- weekly insulin icodec.

ONWARDS 1 (insulin naïve people with type 2 diabetes)

ONWARDS 1 is a phase 3a, 78-week efficacy and safety treat-to-target trial investigating once- weekly insulin icodec vs insulin glargine U100 (insulin glargine), both in combination with non- insulin anti-diabetic treatment, in 984 insulin-naïve people with type 2 diabetes.

The trial achieved its primary endpoint of demonstrating non-inferiority in reducing HbA1c at week 52 with insulin icodec compared to insulin glargine.

From an overall baseline HbA1c of 8.5% once-weekly insulin icodec achieved a superior reduction in estimated HbA1c of -1.55% compared to -1.35% for insulin glargine (estimated treatment difference: -0.19%). Superior time in range (TIR) was also achieved for once-weekly insulin icodec compared to insulin glargine.

In the trial, there was no statistically significant difference in estimated rates of severe or clinically significant hypoglycaemia (blood glucose below 3mmol/L) with 0.30 events per patient year exposed to once-weekly insulin icodec and 0.16 events per patient-year exposed to insulin glargine. In the trial, once-weekly insulin icodec appeared to have a safe and well-tolerated profile.

ONWARDS 6 (basal-bolus treatment in people with type 1 diabetes)

ONWARDS 6 is a phase 3a, 52-week efficacy and safety treat-to-target trial investigating once- weekly insulin icodec vs insulin degludec, both in combination with three daily mealtime insulin injections, in 582 people with type 1 diabetes.

The trial achieved its primary endpoint of demonstrating non-inferiority in reducing HbA1c at week 26 with insulin icodec compared to insulin degludec.

From an overall baseline HbA1c of 7.6%, once-weekly insulin icodec achieved a reduction in estimated HbA1c of -0.47% compared to -0.51% for insulin degludec (estimated treatment difference: 0.05%).

In the trial, there was a statistically significant higher estimated rate of severe or clinically significant hypoglycaemia (blood glucose below 3 mmol/L) with 19.93 events per patient year exposed to once-weekly insulin icodec and 10.37 events per patient-year exposed to insulin degludec. In the trial, once-weekly insulin icodec appeared to have a safe and well-tolerated profile.

“The results of the main phase of ONWARDS 1 confirm the strong results seen in ONWARDS 2 and strengthen the profile of once-weekly insulin icodec which has the potential to become the ideal insulin for people with type 2 diabetes initiating insulin treatment”, says Martin Holst Lange, executive vice president for Development at Novo Nordisk. “The results of the main phase of ONWARDS 6 reflect the complexity of introducing a once-weekly insulin in basal bolus treatment for people with type 1 diabetes. Novo Nordisk remains confident that once-weekly insulin icodec holds the potential to become a safe and efficacious treatment in type 1 diabetes.”

About the ONWARDS clinical programme

The ONWARDS clinical development programme for once-weekly insulin icodec currently comprises six phase 3a global clinical trials, including a trial with real-world elements, involving more than 4,000 adults with type 1 or type 2 diabetes.

ONWARDS 1 is a 78-week trial comparing the efficacy and safety of once-weekly insulin icodec with once-daily insulin glargine U100 both in combination with non-insulin anti-diabetic treatment in 984 insulin-naïve people with type 2 diabetes. Following the completion of the main phase of the trial, a 26-week extension phase is ongoing.

ONWARDS 2 was a phase 3a, 26-week efficacy and safety treat-to-target trial investigating once- weekly insulin icodec vs insulin degludec in 526 people with type 2 diabetes switching from a once-daily insulin. The results were reported on 28 April 2022.

ONWARDS 3 is a 26-week trial comparing once-weekly insulin icodec with once-daily insulin degludec. The objective of the trial is to assess the efficacy and safety of insulin icodec in 588 insulin-naïve people with type 2 diabetes.

ONWARDS 4 is a 26-week trial comparing once-weekly insulin icodec with once-daily insulin degludec, both in combination with mealtime insulin. The objective of the trial is to assess the efficacy and safety of insulin icodec in 582 people with type 2 diabetes treated with basal and bolus insulin.

ONWARDS 5 is a 52-week trial comparing once-weekly insulin icodec with once-daily basal insulin. The objective of the trial is to assess the effectiveness and safety of insulin icodec, with an app providing dosing recommendation, in 1085 insulin-naïve people with type 2 diabetes in a clinical practice setting.

ONWARDS 6 is a 52-week trial comparing once-weekly insulin icodec with once-daily insulin degludec, both in combination with mealtime insulin. The objective of the trial is to assess the efficacy and safety of insulin icodec in 583 people with type 1 diabetes. Following the completion of the main phase of the trial, a 26-week extension phase is ongoing.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 49,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 49 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 3, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer